As filed with the Securities and Exchange Commission on August 25, 2026

Registration No. 333-297757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

AMENDMENT NO. 1 TO

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SADOT GROUP INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	5810 (Primary Standard Industrial Classification Code Number)	47-2555533 (I.R.S. Employer Identification Number)

295 E. Renfro Street, Suite 300

Burleson, Texas 76028

(832) 604-9568

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chagay (Haggai) Ravid

Chief Executive Officer

Sadot Group Inc.

295 E. Renfro Street, Suite 300

Burleson, Texas 76028

(832) 604-9568

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Fleming, Esq.

Fleming PLLC

30 Wall Street, 8th Floor

New York, New York 10005

Telephone: (516) 902-6567

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 25, 2026

SADOT GROUP INC.

Up to 4,254,386 Shares of Common Stock

This prospectus relates to the offer and resale, from time to time, by the selling stockholders named in this prospectus (each a “selling stockholder” and, collectively, the “selling stockholders”) of up to 4,254,386 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sadot Group Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), consisting of:

(i) up to 2,500,000 shares of Common Stock (the “Advance Shares”), which represents up to $50 million of shares of Common Stock that we may elect, in our sole discretion, to issue and sell to a selling stockholder (the “EPFA Investor”) from time to time pursuant to that certain Equity Purchase Facility Agreement, dated as of July 16, 2026, by and between the Company and the investor named therein (the “Equity Purchase Facility Agreement”), based on an assumed issuance price per share of $20; and

(ii) up to 1,754,386 shares of Common Stock (the “Conversion Shares”) issuable upon the conversion of, or otherwise pursuant to the terms of, the senior secured convertible promissory note in the original principal amount of $4,000,000 issued on July 16, 2026 (the “Initial Note”) and the senior secured convertible promissory note in the original principal amount of $1,000,000 (the “Second Note”) issuable to a selling stockholder (the “Note Investor”) pursuant to that certain Securities Purchase Agreement, dated as of July 16, 2026, by and between the Company and the investor named therein (the “Note Purchase Agreement”), based on the floor price per share of $2.85 of the Initial Note. We are not registering, and this prospectus does not cover, any shares of Common Stock issuable pursuant to the terms of any additional senior secured convertible promissory notes (the “Additional Notes”) that may be issued at one or more subsequent closings under the Note Purchase Agreement. No such Additional Notes have been issued, and the obligations of the Company to issue, and of the Note Investor to purchase, any such Additional Notes remain subject to conditions that have not been satisfied.

This prospectus also covers any additional shares of Common Stock that may become issuable by reason of stock splits, stock dividends, or other events described in the Initial Note and Second Note. The actual number of shares of Common Stock issuable by us pursuant to the terms of the Initial Note and Second Note will vary depending on the then-current market price of our Common Stock and in accordance with the terms and conditions of the Initial Note and Second Note.

We are registering the resale of the shares of Common Stock described above to satisfy certain registration rights we granted to the selling stockholders in connection with the foregoing transactions. Our registration of the shares of Common Stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell all or a portion of the shares of Common Stock registered on this registration statement from time to time in market transactions through any market on which the Common Stock are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. We provide more information about how the selling stockholders may sell their shares of Common Stock in the section titled “Plan of Distribution.”

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the selling stockholders. With respect to the Equity Purchase Facility Agreement, we may receive up to $100,000,000 in aggregate gross proceeds from sales of Advance Shares that we may elect to make to the EPFA Investor, from time to time, in our sole discretion. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will bear all discounts, commissions or brokerage fees or other similar selling expenses, if any, attributable to their sales of shares of Common Stock.

The EPFA Investor may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with the resale of the Advance Shares under the Equity Purchase Facility Agreement.

Our Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SDOT.” On August 21, 2026, the last reported sale price of our Common Stock was $13.18 per share.

We are a “smaller reporting company” as defined under the federal securities laws and have elected to comply with certain reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is a smaller reporting company.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus to read about factors you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2026.

i

About This Prospectus

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Under this registration statement, the selling stockholders may, from time to time, sell the shares of Common Stock described in this prospectus. We will not receive any proceeds from the sale by the selling stockholders of the shares of Common Stock offered by them under this prospectus, except that we may receive up to $50,000,000 in aggregate gross proceeds from sales of Advance Shares we may elect to make to the EPFA Investor under the Equity Purchase Facility Agreement and we may receive up to $900,000 in aggregate gross proceeds from the sale of the Second Note.

Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representation other than those contained in or incorporated by reference into this prospectus or any applicable prospectus supplement or free writing prospectus. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, nor a solicitation of an offer to buy, our securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

This prospectus contains summaries of certain provisions contained in some of the documents described in this prospectus, but reference is made to the actual documents, copies of which have been filed with, or incorporated by reference into, the registration statement of which this prospectus forms a part. You should review the complete documents for a complete understanding of their terms.

ii

Prospectus Summary

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should carefully read this entire prospectus and the documents incorporated by reference, including the section titled “Risk Factors” and our consolidated financial statements and the related notes thereto, before making an investment decision. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Sadot Group Inc. and its consolidated subsidiaries.

Overview

Sadot Group Inc. is our parent company and is headquartered in Burleson, Texas. During the three and six months ended June 30, 2026, we had no commodity sales revenue, compared to $114.3 million and $246.5 million, respectively, in the corresponding prior-year periods. This reflects the significant streamlining of our operations, including the closure of certain international offices and the completion of the sale of our Sadot Food Services segment on December 4, 2025. As of June 30, 2026, Sadot Group consisted of one distinct operating unit and one discontinued operation.

Sadot LLC (“Sadot Agri-Foods”): Sadot Group’s operating unit was intended to be a global Agri-Foods company engaged in farming, commodity trading and shipping of food and feed (e.g., soybean meal, wheat and corn) via dry bulk cargo ships across the globe. Sadot Agri-Foods competes with the ABCD commodity companies (ADM, Bunge, Cargill, Louis-Dreyfus) as well as many regional organizations. Sadot Agri-Foods operates, through a majority owned subsidiary, a roughly 5,000 acre farm in Zambia with a focus on major commodities such as wheat, soy and corn alongside high-value tree crops such as avocado and mango. A default judgment related to the farm was issued during the fourth quarter of 2025. While the company has appealed this ruling, it has recognized an impairment of $11.8 million on the Zambia farm to reflect the associated financial impact. In addition, the Company had a deposit on farmland in Indonesia which was written off during the fourth quarter of 2025. Sadot Agri-Foods was formed as part of the Company’s diversification strategy to own and operate, through its subsidiaries, the business lines throughout the food supply chain. Our business involved farming, commodity trading, and shipping of food and feed products, such as soybean meal, wheat, and corn, via dry bulk cargo ships across global markets. We have recently encountered substantial operational issues that have severely impacted our ability to conduct these activities effectively. These challenges include, but are not limited to, disruptions in our supply chain, such as delays in sourcing raw materials, logistical bottlenecks in shipping and transportation, and inefficiencies in our farming operations due to difficult regulatory environments including a legal system, adverse weather conditions, labor shortages, inefficient regulatory environments, various court proceedings or equipment failures. Additionally, geopolitical tensions, trade restrictions, fluctuating commodity prices, and increased competition in the agri-foods sector have compounded these issues, leading to halted or suspended trading activities and an inability to fulfill contracts or secure new ones. Between November 2022 and October 2025, Aggia LLC FZ (“Aggia”) was providing consultancy in connection with the food supply chain activities which were designed to become the most important focus of the Company. However, as a result of disappointing performances in 2025, the Company decided to end the relationship with Aggia. On November 20, 2025, the Company entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with Aggia. Pursuant to the Settlement Agreement, the Company and Aggia agreed to terminate the Services Agreement dated as of November 14, 2022, as amended (collectively, the “Agreement Documents”), and to fully settle, compromise, and discharge all claims, debts, obligations, and liabilities arising out of or related to the Agreement Documents. The Company is assessing the potential business opportunities surrounding supply chain, before making any decisions as to whether the Company wants to engage a replacement to the services previously provided by Aggia.

In 2025, the Company sold the assets relating to its U.S.-centric restaurant business. Sadot Restaurant Group, LLC (“Sadot Food Services”) held three concepts, including two fast casual restaurant concepts, Pokémoto and Muscle Maker Grill. During 2024, the Company operated a subscription-based fresh prep meal concept, SuperFit Foods, which was sold in August 2024. Throughout 2024 the remaining corporate owned restaurants were sold and converted into franchise locations or closed. On December 4, 2025, the Company and its wholly-owned subsidiaries, Pokemoto LLC, Poke Co Holdings, LLC, and Muscle Maker Development, LLC (collectively, the “Sellers”), completed the sale of substantially all of the assets related to the Pokemoto and Muscle Maker Grill franchise businesses (the “Business”) to MARV Brands of America LLC, a Delaware limited liability company, and MARV Brands Inc., an Ontario business corporation (collectively, the “Buyers”), pursuant to an Asset Purchase Agreement dated December 4, 2025 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Buyers acquired the assets of the Business, including franchise agreements, intellectual property (such as trademarks, recipes, operations manuals, and brand standards), inventory, marketing funds, gift card balances, and other related assets, for a total purchase price of $2,900,000 (the “Purchase Price”). The Purchase Price consisted of: (i) a $100,000 earnest money deposit previously paid by the Buyers; (ii) $2,600,000 paid at closing; and (iii) a $200,000 holdback amount (the “Holdback Amount”) payable subject to certain conditions, including the delivery of specified missing franchise and transfer agreements as outlined in a side letter agreement dated December 4, 2025 (the “Side Letter”). The Holdback Amount is contingent upon the Sellers delivering fully executed copies of various missing agreements on or before the holdback payment date. The deadline for delivery has lapsed and the Company has not delivered all required agreements. Accordingly, the $200,000 holdback receivable has been written off as of December 31, 2025. In connection with the closing, the parties also executed a Trademark Assignment Agreement dated December 4, 2025, pursuant to which the Company and Pokemoto LLC assigned all trademarks related to the Business to MARV Brands Inc. The transaction closed on December 4, 2025, and the Company received the closing payment in accordance with the wire instructions. The sale allowed the Company to divest its franchise restaurant operations and further focus on its agri-food operations.

Recent Developments

Senior Secured Convertible Note Financing. On July 16, 2026, we entered into the Note Purchase Agreement with the Note Investor, pursuant to which we agreed to issue and sell to the Note Investor Notes in the aggregate original principal amount of up to $100,000,000, at a purchase price of $900 per $1,000 of principal amount. The Notes are issuable in one or more closings, consisting of an initial closing in which the Initial Note was issued, a second closing in which the Second Note will be issued, and one or more additional closings of up to $2,000,000 in aggregate principal amount of Notes to be issued per closing and up to $95,000,000 in aggregate principal amount of Notes to be issued in the aggregate at all closings, in each case subject to the conditions set forth in the Note Purchase Agreement, including, in certain cases, the effectiveness of a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Notes. On July 16, 2026, the initial closing occurred and we issued and sold the Initial Note, for gross proceeds of $3,600,000 and net proceeds to us of $2,565,000 after deducting transaction costs, legal fees and placement agent fees totaling $1,035,000. Upon the receipt of Stockholder Approval (as defined in the Note Purchase Agreement) and the effectiveness of the registration statement of which this prospectus forms a part, we will issue the Second Note at a second closing under the Note Purchase Agreement, subject to the satisfaction or waiver of certain other closing conditions. There have been no additional closings pursuant to the Note Purchase Agreement as certain of the conditions to such additional closings have not been satisfied. Accordingly, this prospectus registers only shares of Common Stock issuable pursuant to the terms of the Initial Note and the Second Note.

The fixed conversion price under the Initial Note was initially $17.81 per share, subject to adjustment, and, as a result of the anti-dilution adjustment described under “—Settlement of the February Debentures; Adjustment to the Conversion Price of the Initial Note” below, is $8.00 per share as of the date of this prospectus. The Initial Note also contains a variable price mechanism that may result in the issuance of a substantially greater number of shares than would result from conversion at the fixed conversion price, subject to a floor price of $2.85 per share. The Conversion Shares registered hereby consist solely of shares of Common Stock issuable upon conversion of, or otherwise pursuant to the terms of, the Initial Note and the Second Note, and do not represent all of the shares of Common Stock that may become issuable pursuant to the terms of the Additional Notes. See the section titled “Financings” for more information on the Note Purchase Agreement and the Initial Note.

Equity Purchase Facility. On July 16, 2026, we also entered into the Equity Purchase Facility Agreement with the EPFA Investor, pursuant to which we have the right, but not the obligation, to issue and sell to the EPFA Investor, from time to time in our sole discretion, and the EPFA Investor is obligated to purchase, up to an aggregate of $100,000,000 of newly issued shares of Common Stock, subject to the conditions and limitations set forth therein. The purchase price per Advance Share issued pursuant to any Advance will be determined pursuant to the terms of the Equity Purchase Facility Agreement. The Company may, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There is no mandatory minimum amount for each Advance and are no non-usage fees for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount (as defined in the Equity Purchase Facility Agreement). We are under no obligation to sell any Advance Shares under the Equity Purchase Facility Agreement. In connection with the Equity Purchase Facility Agreement, the Company entered into a registration rights agreement with the EPFA Investor (the “EPFA RRA”). Pursuant to the EPFA RRA and because we are only registering $50 million of Advance Shares on this registration statement, once we have issued and sold all $50 million of Common Stock, to continue to issue and sell shares of Common Stock pursuant to the Equity Purchase Facility Agreement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock issuable pursuant to the Equity Purchase Facility Agreement. See the section titled “Financings” for more information on the Equity Purchase Facility Agreement.

Settlement with Helena Global Investment Opportunities I Ltd. On July 15, 2026, we entered into a settlement agreement with Helena Global Investment Opportunities I Ltd. (“Helena”) resolving litigation pending in the United States District Court for the Southern District of New York (Case No. 1:26-cv-05818) arising out of a purchase agreement providing for an equity line of credit of up to $10,000,000 and a related securities purchase agreement, each dated September 23, 2025 (collectively, the “Helena Agreements”), pursuant to which Helena alleged, among other things, that we breached our obligations to file, and to cause to be declared effective, a resale registration statement and to deliver certain required notices. Under the settlement agreement, we agreed to pay Helena $350,000 by July 17, 2026, and, upon Helena’s receipt of such payment, (i) Helena agreed to dismiss the litigation with prejudice within three business days, which was filed on July 17, 2026, (ii) the Helena Agreements and all obligations thereunder terminated, and (iii) Helena released us from all claims relating to the Helena Agreements, other than preserved claims for fraud or willful misconduct.

Acquisition of TradeIQ Intellectual Property Assets. On July 14, 2026, we completed the acquisition of certain intellectual property assets marketed under the name “TradeIQ” for an aggregate purchase price of $6,000,000 including a cash component of US$50,000 payable in two tranches of US$30,000 upon execution of the purchase agreement and US$20,000 on the date that is twenty-one (21) calendar days after the date of the agreement, 200,000 shares of Common Stock and 3,950 shares of our Series C Non-Voting Non-Convertible Preferred Stock.

Acquisition of the TradeOS Platform (Anira Consulting FZC). On June 2, 2026, we entered into a Share Purchase Agreement (as amended, the “Anira SPA”) with Shrvan Kumar Yadav (the “Seller”) contemplating the acquisition of 100% of the equity of Anira Consulting FZC (operating as “Tradewell”), a Sharjah, United Arab Emirates company that owns and operates TradeOS, a proprietary commodity trading and risk management platform, for an aggregate purchase price of $12,000,000. On June 8, 2026, we amended the Anira SPA to provide, among other things, that the consideration would consist of 135,000 shares of Common Stock, 1,000 shares of our Series B Non-Voting Non-Convertible Preferred Stock (stated value $6,595 per share) and a non-convertible, zero-interest promissory note maturing June 2, 2028. On July 29, 2026, we entered into Amendment No. 2 to the Anira SPA with the Seller and Anira, pursuant to which, effective as of the June 2, 2026 closing date, the transaction was restructured as the acquisition of specified assets only, consisting of the TradeOS commodity trading and risk management technology platform, the related intellectual property and the “Tradewell” and “TradeOS” names and marks (collectively, the “Purchased Assets”), and not the shares or the business of Anira. The shares of Anira were not, and will not be, transferred to us, and the Seller remains the sole owner of Anira. We did not acquire, and did not assume any liabilities or obligations in respect of, any employees, customers, customer or supplier relationships or contracts, accounts receivable, trading positions, credit lines, facilities, workforce or business operations of Anira. In connection with the restructuring, the principal amount of the promissory note was reduced by $500,000, from $5,000,000 to $4,500,000, without premium or penalty, reducing the aggregate purchase price for the Purchased Assets from $12,000,000 to $11,500,000, and we issued an amended and restated non-convertible, zero-interest promissory note in the principal amount of $4,500,000 maturing June 2, 2028. We believe that the acquisition, as restructured, constitutes an acquisition of assets that does not constitute the acquisition of a “business” within the meaning of Rule 11-01(d) of Regulation S-X, and we have accounted for the transaction as an asset acquisition under ASC 805-50. Accordingly, we do not believe that separate audited financial statements under Rule 3-05 of Regulation S-X, or pro forma financial information under Article 11 of Regulation S-X, are required with respect to the transaction. The Purchased Assets are recorded as finite-lived intangible assets with a carrying amount of $10.8 million as of June 30, 2026 and a useful life of five years. See “Risk Factors—If the SEC does not agree with our conclusion that the acquisition of the Purchased Assets does not constitute the acquisition of a ‘business’ under Rule 11-01(d) of Regulation S-X, we may be required to file additional financial statements, which could delay the effectiveness of the registration statement of which this prospectus forms a part.”

Sale and Deconsolidation of Sadot Latam. On June 26, 2026, we sold 100% of the membership interests in our subsidiary Sadot Latam LLC to Dream America Marketing Services, Ltd., a Costa Rica entity, for nominal cash consideration ($1,000) plus the right to receive 27.5% of cash actually collected in respect of specified receivables and claims. As a result, we ceased consolidating Sadot Latam and, in accordance with Accounting Standards Codification Topic 810, recognized a non-cash gain on deconsolidation of $42.4 million in our condensed consolidated financial statements for the three and six months ended June 30, 2026.

Debt-to-Equity Conversions. On July 7, 2026, we entered into debt settlement and share issuance agreements pursuant to which we settled and extinguished outstanding obligations to Cedar Advance LLC (principal of approximately $1,876,500) and to Agile Capital Funding, LLC and Agile Lending LLC (principal of approximately $1,482,912), in each case in exchange for the issuance of 45,000 shares of Common Stock (90,000 shares in the aggregate), with no cash consideration paid.

Management Addition. On July 6, 2026, we appointed Aleksandr Zhandov as our Chief Operating Officer and Deputy Chief Executive Officer, reporting to our Chief Executive Officer. Mr. Zhandov’s employment agreement, effective July 6, 2026, provides for an annual base salary of $120,000, eligibility for discretionary annual performance bonuses and discretionary equity awards, participation in our employee benefit plans, and employment on an at-will basis, and contains customary confidentiality, non-competition, non-solicitation, intellectual property assignment and clawback provisions.

Real Estate Option. On June 4, 2026, as amended June 10, 2026, we entered into an option agreement granting us an exclusive, irrevocable six-month option to acquire seven California-based real estate limited liability companies holding an aggregate residential portfolio, in consideration for which we paid a non-refundable option fee of $1,042,500 through the issuance of 132,803 shares of Common Stock at $7.85 per share. If exercised, the option carries a net exercise price payable in shares of our Series C Non-Voting Non-Convertible Preferred Stock or, at our election, in cash.

Rocket Capital Settlement. On July 22, 2026, we entered into a debt settlement and share issuance agreement with Rocket Capital NY LLC (“Rocket”) settling all claims relating to a Purchase and Sale of Future Receipts Agreement dated March 14, 2025, including the action captioned Rocket Capital NY LLC v. Sadot Group Inc. (Index No. 529734/2025, Supreme Court of the State of New York, Kings County). Rocket asserted that $599,582.62 was outstanding, which we disputed. In full settlement and discharge of an agreed settled debt amount of $500,000 and all related claims, we agreed to issue Rocket 26,581 shares of Common Stock, upon receipt of which the settled debt will be extinguished in full, the parties will exchange releases and the action will be dismissed with prejudice. Rocket agreed not to sell on any trading day more than 15% of that day’s Nasdaq trading volume in our Common Stock. No cash consideration was paid.

Jennifer Black Settlement. On July 23, 2026, we entered into a debt settlement and share issuance agreement with Jennifer Black, our former Chief Financial Officer and the holder of a promissory note originally issued in October 2024 (as amended, the “Black Note”), which matured unpaid on December 31, 2025 and thereafter accrued default interest at 22% per annum. In full settlement and discharge of an agreed settled debt amount of $466,617.73 (comprising $414,635.00 of outstanding principal and $51,982.73 of default interest through July 27, 2026), we agreed to issue Ms. Black 26,199 shares of Common Stock, and, in settlement of $409,082.17 of unpaid severance and other compensation, we agreed to issue her an unsecured, non-convertible, non-transferable promissory note in the principal amount of $409,082.17, maturing one year from issuance and bearing interest at 10.0% per annum (12.0% after maturity). The agreement provides for mutual releases (preserving specified indemnification, insurance and expense-reimbursement rights of Ms. Black), and Ms. Black agreed not to sell on any trading day more than 15% of that day’s Nasdaq trading volume in our Common Stock.

Amendment No. 2 to the Anira Share Purchase Agreement. On July 29, 2026, we entered into Amendment No. 2 to the Anira SPA, which restructured the June 2, 2026 transaction as an acquisition of the Purchased Assets, effective as of the closing date, and reduced the aggregate purchase price to $11,500,000, as described above under “—Acquisition of the TradeOS Platform (Anira Consulting FZC).”

Nasdaq Compliance Determination. On August 3, 2026, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that, based upon our Current Report on Form 8-K dated July 17, 2026, the staff has determined that we comply with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1). The letter further provides that if we fail to evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026, we may be subject to delisting, in which case we would have the right to appeal the staff’s determination to a Nasdaq Hearings Panel. The settlement of the February Debentures described below reduced our outstanding indebtedness by $1,086,956.52 and correspondingly increased our shareholders’ equity, although there can be no assurance that we will evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026. See “—Nasdaq Continued Listing” and “Risk Factors.”

Settlement of the February Debentures; Adjustment to the Conversion Price of the Initial Note. In February 2026, we issued four 8% Unsecured Original Issue Discount Debentures, each in the original principal amount of $271,739.13 and in the aggregate original principal amount of $1,086,956.52 (the “February Debentures”), pursuant to securities purchase agreements dated as of February 6, 2026. The February Debentures matured on May 30, 2026 and remained outstanding. Between August 17, 2026 and August 21, 2026, each of the February Debentures was assigned by its holder to a third-party assignee for a cash purchase price equal to the outstanding principal amount thereof, and each was thereafter settled, extinguished and discharged in full pursuant to a debt settlement and share issuance agreement in exchange for the issuance of shares of Common Stock in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act: on August 17, 2026, we agreed to issue 32,909 shares of Common Stock in settlement of $271,739.13 of principal; on August 19, 2026, we agreed to issue 33,968 shares of Common Stock in settlement of $271,739.13 of principal; and on August 21, 2026, we agreed to issue an aggregate of 67,936 shares of Common Stock, at a fixed price of $8.00 per share, in settlement of the remaining $543,478.26 of principal. We issued an aggregate of 134,813 shares of Common Stock in these settlements, and no February Debentures remain outstanding. In connection with the first settlement, the holders of the remaining February Debentures also agreed to extend the maturity date of their debentures to October 31, 2026. Each issuance of shares is subject to a 4.99% beneficial ownership limitation (which may be increased by the holder to 9.99% upon 61 days’ prior notice), an aggregate exchange cap of 19.99% of the outstanding Common Stock in accordance with Nasdaq Listing Rule 5635(d) absent stockholder approval, and a daily leak-out limitation equal to 15% of the daily trading volume of the Common Stock.

In connection with each of these settlements, the holder of the Initial Note and the EPFA Investor each delivered a consent, waiver and acknowledgment pursuant to which it consented to the assignments, the settlements and the related transactions and provided a one-time waiver of specified provisions of the Note Purchase Agreement and the Equity Purchase Facility Agreement, respectively, including the variable rate transaction and participation provisions thereof, in each case solely with respect to those transactions. We agreed to reimburse the holder of the Initial Note for its fees and expenses incurred in connection with those consents. The waivers granted by the holder of the Initial Note did not extend to the anti-dilution provisions of the Initial Note. Accordingly, because shares of Common Stock were issued in the settlements at prices below the then-applicable fixed conversion price of the Initial Note, the fixed conversion price of the Initial Note was automatically adjusted and is $8.00 per share as of the date of this prospectus. The Floor Price of $2.85 per share applicable to the Initial Note was not adjusted, and the number of Conversion Shares registered for resale under this prospectus is therefore unchanged. See “Risk Factors” and “Financings.”

For a more complete description of these transactions, see “Financings” and the Current Report on Form 8-K that we filed with the SEC with respect thereto, which is incorporated by reference into this prospectus.

Attiya Resignation. On August 24, 2026, Mr. Oren Attiya notified the Company of his resignation from the position of Chief Financial Officer of the Company, and from his designation as the Company’s principal financial officer and principal accounting officer, and from each other office and position held by him with the Company and its subsidiaries. Mr. Attiya provided the services of the Company’s Chief Financial Officer through CO-Finance Financial and Accounting Consulting Ltd. (“CO-Finance”), of which he is the sole shareholder. The Board of Directors of the Company (the “Board”) accepted Mr. Attiya’s resignation effective as of the same date. On August 24, 2026, the Board appointed Haggai Ravid, the Company’s Chief Executive Officer and a member of the Board, to serve as the Company’s Interim Chief Financial Officer, and designated Mr. Ravid as the Company’s principal financial officer and principal accounting officer, in each case effective immediately upon the effectiveness of Mr. Attiya’s resignation and until his successor is duly appointed and qualified or until his earlier resignation or removal. Mr. Ravid will continue to serve as the Company’s Chief Executive Officer and principal executive officer. The Board has commenced a search for a permanent Chief Financial Officer.

On August 24, 2026, the Company entered into a Termination and Mutual Release Agreement (the “Separation Agreement”) with CO-Finance and Mr. Attiya. The Separation Agreement terminates the Consulting Agreement dated December 3, 2025 among the Company, CO-Finance and Mr. Attiya, pursuant to which CO-Finance provided the services of Mr. Attiya as the Company’s Chief Financial Officer, and waives the ninety (90) day notice period provided for therein. Under the Separation Agreement, the Company agreed to issue to Mr. Attiya 6,000 shares of the Company’s common stock under the Company’s 2025 Equity Incentive Plan. The shares will be issued in a transaction not involving any public offering, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated thereunder, and will constitute “restricted securities” within the meaning of Rule 144 thereunder.

The Separation Agreement also contains mutual releases of claims by the Company and by CO-Finance and Mr. Attiya, subject to specified exclusions; covenants regarding confidentiality of the terms of the Separation Agreement, non-disparagement and the return of Company property; a covenant of Mr. Attiya to cooperate with the Company in connection with the transition of his former responsibilities and any audit, litigation, investigation or regulatory matter relating to periods during which he served the Company; and a provision confirming that nothing in the Separation Agreement or in any related agreement or Company policy limits the ability of CO-Finance or Mr. Attiya to communicate with, or participate in any investigation or proceeding conducted by, any governmental agency or self-regulatory organization.

MARV Brands Litigation. On August 21, 2026, MARV Brands of America LLC, MARV Brands Inc. and MARV Holdings USA Inc. (collectively, the "MARV Parties") filed an Original Petition against us and our subsidiaries Pokemoto LLC, Poke Co Holdings, LLC and Muscle Maker Development, LLC in the District Court of Johnson County, Texas (Cause No. TC260179). The MARV Parties are the buyers under the Asset Purchase Agreement dated December 4, 2025 pursuant to which we sold substantially all of the assets of our Pokemoto and Muscle Maker Grill franchise businesses, as described above. The petition asserts claims for breach of the Asset Purchase Agreement, breach of the related Transition Services Agreement, contractual indemnity and attorneys' fees, and alleges, among other things, that we (i) failed to deliver the full balance of the franchise marketing fund, which the petition alleges was represented to be approximately $333,000 and of which approximately $150,000 was delivered, and failed to provide a marketing fund reconciliation and an accounting of gift card balances, (ii) failed to remit royalties and other franchisee payments received on or after November 25, 2025, (iii) provided transition services for approximately 30 days rather than the 90-day period called for by the Transition Services Agreement, (iv) failed to deliver specified missing franchise and transfer agreements, entitling the MARV Parties to retain the $200,000 holdback under the Asset Purchase Agreement, and (v) failed to honor an indemnification demand made on March 23, 2026 with respect to an action brought against certain of the MARV Parties by Lisiten Associates, Inc. in the Supreme Court of the State of New York (Case No. 651029/2026) seeking a brokerage fee in connection with the sale. The MARV Parties seek monetary relief of more than $250,000 but not more than $1,000,000, together with interest, costs and attorneys' fees. We previously wrote off the $200,000 holdback receivable as of December 31, 2025. We dispute the claims and intend to defend the action vigorously. We are unable at this time to predict the outcome of this matter or to estimate the amount or range of any reasonably possible loss, and an adverse outcome could have a material adverse effect on our liquidity, financial condition and results of operations.

Nasdaq Continued Listing

On May 5, 2026, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we no longer satisfied the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(b)(1), and that we did not otherwise satisfy the alternative continued listing standards of at least $35 million market value of listed securities set forth in Nasdaq Listing Rule 5550(b)(2) or $500,000 of net income from continuing operations set forth in Nasdaq Listing Rule 5550(b)(3). We submitted a plan to regain compliance and took a number of steps intended to improve our stockholders’ equity and financial position, including the acquisition of the Purchased Assets, the sale and deconsolidation of Sadot Latam LLC and other legacy assets, the conversion of outstanding indebtedness into equity, the entry into an option to acquire a portfolio of income-producing real estate and the acquisition of the TradeIQ intellectual property assets described above. On August 3, 2026, we received a letter from the staff of Nasdaq notifying us that, based upon our Current Report on Form 8-K dated July 17, 2026, in which we reported our pro forma stockholders’ equity after giving effect to those transactions, the staff has determined that we comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1). Investors should note that the staff’s determination was based on pro forma stockholders’ equity giving effect to transactions completed after June 30, 2026, and not on our reported shareholders’ equity as of June 30, 2026, which was a deficit of $5.9 million as reflected in our condensed consolidated balance sheet included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026. The staff’s letter provides that if we fail to evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026, we may be subject to delisting, in which event the staff would provide written notification to us and we would have the right to appeal the staff’s determination to a Nasdaq Hearings Panel. There can be no assurance that we will evidence compliance with the stockholders’ equity requirement upon the filing of our periodic report for the period ended September 30, 2026 or that we will otherwise maintain compliance with the applicable continued listing requirements of Nasdaq. See “Risk Factors.”

Going Concern

Our consolidated financial statements for the year ended December 31, 2025, and our condensed consolidated financial statements for the three and six months ended June 30, 2026, in each case incorporated by reference into this prospectus, have been prepared assuming that we will continue as a going concern. As described therein, our recurring losses from operations, negative working capital, defaults under substantially all of our outstanding debt obligations and shareholders’ deficit raise substantial doubt about our ability to continue as a going concern. As of June 30, 2026, we had cash of $0.1 million, a working capital deficit of $13.6 million, an accumulated deficit of $141.4 million and a total shareholders’ deficit of $5.9 million. See “Risk Factors.”

Corporate Information

We were incorporated in the State of Nevada on October 25, 2019. Our principal executive offices are located at 295 E. Renfro Street, Suite 300, Burleson, Texas 76028, and our telephone number is (832) 604-9568. Our Common Stock is listed on Nasdaq under the symbol “SDOT.” Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

The Offering

Common Stock offered by the selling stockholders	Up to 4,254,386 shares of Common Stock, consisting of (i) up to 2,500,000 Advance Shares issuable to the EPFA Investor under the Equity Purchase Facility Agreement, based on an assumed issuance price per share of $20, and (ii) up to 1,754,386 Conversion Shares issuable to the Note Investor upon conversion of, or otherwise pursuant to the terms of, the Initial Note and the Second Note, based on the floor price per share of $2.85 of the Initial Note.
Common Stock outstanding prior to this offering	1,454,828 shares of Common Stock (as of August 21, 2026).
Common Stock outstanding after giving effect to the issuance of all shares registered hereby

5,709,214 shares of Common Stock. This figure assumes issuance of all 4,254,386 registered shares and is presented solely for illustrative purposes; the Company controls the timing and amount of any Advances and the actual number of Conversion Shares issued will depend on the Conversion Price, any Alternate Conversion, and whether Interest is paid in shares.

Use of proceeds	We will not receive any proceeds from the resale of shares of Common Stock by the selling stockholders. All of the net proceeds from the resale of our Common Stock will go to the selling stockholders. We will, however, receive up to $50 million in proceeds from sales of Advance Shares we may elect to make to the EPFA Investor under the Equity Purchase Facility Agreement and up to $900,000 in gross proceeds from the sale of the Second Note. See “Use of Proceeds.”
Nasdaq Capital Market symbol	“SDOT”
Risk factors	Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with the risks described in the documents incorporated by reference into this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and our subsequent Quarterly Reports on Form 10-Q, and all of the other information contained in or incorporated by reference into this prospectus, before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks Related to This Offering

We have a shareholders’ deficit and substantial defaults under our outstanding indebtedness, and there is substantial doubt about our ability to continue as a going concern.

As of June 30, 2026, we had cash of $0.1 million, total current assets of $0.2 million, total current liabilities of $13.8 million, a working capital deficit of $13.6 million, an accumulated deficit of $141.4 million and a total shareholders’ deficit of $5.9 million, and we generated no commodity sales revenue in the three and six months ended June 30, 2026. Substantially all of our outstanding debt obligations matured on December 31, 2025 and, other than obligations settled through the issuance of Common Stock, remain unpaid and in default; approximately $1.5 million of our total outstanding notes payable remained in default as of the date of the filing of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026. Substantially all of our total assets as of June 30, 2026 consisted of intangible assets acquired in the TradeOS transaction, which have not generated revenue, and a purchase option. Our independent registered public accounting firm’s report on our financial statements for the year ended December 31, 2025 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, and our condensed consolidated financial statements as of and for the period ended June 30, 2026 include a similar disclosure. Our ability to continue as a going concern depends on our ability to raise additional capital, including under the Note Purchase Agreement and the Equity Purchase Facility Agreement, each of which is subject to conditions that are outside of our control, including the effectiveness of the registration statement of which this prospectus forms a part, receipt of stockholder approvals and our continued listing on Nasdaq. Subsequent to June 30, 2026, we settled all four February Debentures, in the aggregate original principal amount of $1,086,956.52, through the issuance of an aggregate of 134,813 shares of Common Stock, which reduced our outstanding indebtedness and correspondingly increased our shareholders’ equity but resulted in dilution to our existing stockholders. If we are unable to raise additional capital on acceptable terms, we may be required to scale back or cease operations.

The sale or issuance of a significant number of shares of Common Stock could cause the market price of our Common Stock to decline and result in substantial dilution to our existing stockholders.

The 4,254,386 shares of Common Stock being registered for resale under this prospectus represent approximately 292.4% of the 1,454,828 shares of Common Stock issued and outstanding as of August 21, 2026. The sale of a large number of these shares, or the perception that such sales may occur, could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. The number of shares of Common Stock ultimately issuable upon conversion of the Initial Note and the Second Note and upon sales of Advance Shares under the Equity Purchase Facility Agreement is not fixed and could be substantially greater than the number of shares registered hereby, particularly if the market price of our Common Stock declines, because both the conversion price of the Initial Note and the Second Note (in the case of an Alternate Conversion) and the purchase price of the Advance Shares are calculated by reference to the market price of our Common Stock. As a result, the resale of shares of Common Stock issued pursuant to these transactions may result in significant and continued dilution to our existing stockholders.

The terms of the Initial Note, the Second Note and the Equity Purchase Facility Agreement may contribute to dilution in the following specific ways. First, amounts outstanding under the Notes are convertible at the holder’s option at a fixed conversion price and, at the holder’s election, at an Alternate Conversion Price that is calculated by reference to the market price of our Common Stock and is subject to a floor price, which is $2.85 per share for the Initial Note(the “Floor Price”); if the market price of our Common Stock declines, the number of shares issuable upon conversion of the Initial Note would correspondingly increase up to a maximum of 1,754,386 shares of Common Stock based on the Floor Price. In addition, interest on the Initial Note accrues at 8.25% per annum (increasing by 9.0% per annum upon the occurrence of an Event of Default (as defined in the Initial Note)) and may be paid in shares of Common Stock, and amounts payable upon redemption may equal up to 130% of the amount redeemed, in each case increasing the number of shares that may be issued. Furthermore, the purchase price of Advance Shares under the Equity Purchase Facility Agreement is at a discount to the market price of our Common Stock. A decline in the market price of our Common Stock would correspondingly increase the number of Advance Shares that may be issued under an Advance.

The following table sets forth the approximate number of shares of Common Stock that would be issuable upon conversion of the Initial Note and Second Note (excluding accrued interest and any redemption premium) at a range of assumed conversion prices, and the resulting percentage of our currently outstanding Common Stock that those shares would represent after giving effect to the applicable 4.99% beneficial ownership limitation. The assumed conversion prices are keyed to $13.18, the last reported sale price of our Common Stock on The Nasdaq Capital Market on August 21, 2026, and to the $8.00 fixed conversion price of the Initial Note as adjusted and the $2.85 Floor Price. The assumed conversion prices are for illustration purposes only and do not represent a prediction of the market price of our Common Stock.

Assumed Average Conversion Price Per Share	Number Shares to be Issued After Giving Effect to the 4.99% Beneficial Ownership Limitation(1)	Percentage of Outstanding Common Stock After Giving Effect to the Issuance, Subject to the 4.99% Beneficial Ownership Limitation(2)
$13.18 (last reported sale price on August 21, 2026)	76,408	4.99%
$9.89 (25% below $13.18)	76,408	4.99%
$8.00 (fixed conversion price, as adjusted)	76,408	4.99%
$6.59 (50% below $13.18)	76,408	4.99%
$3.30 (75% below $13.18)	76,408	4.99%
$2.85 (Floor Price)	76,408	4.99%

(1) The denominator is based on 1,454,828 shares of Common Stock outstanding as of August 21, 2026, adjusted to include the issuance of the number of shares of Common Stock set forth in the second column which we would have issued to the Note Investor based on the applicable assumed price per share, without giving effect to accrued interest (which may be paid in shares of Common Stock), any redemption premium of up to 130%, any anti-dilution, most-favored-nation or reverse stock split adjustment to the conversion price or the Exchange Cap.

(2) Based on 1,454,828 shares of Common Stock outstanding as of August 21, 2026.

Because interest on the Initial Note and Second Note are payable in shares of Common Stock, the number of shares issuable pursuant to the terms of the Initial Note and Second Note could exceed the 1,754,386 Conversion Shares registered hereby if the Initial Note and Second Note were converted at the Floor Price and interest was paid in shares of Common Stock or a redemption premium became payable in shares. In addition, we have agreed to seek stockholder approval to effect one or more reverse stock splits at ratios ranging from 5-to-1 up to 250-to-1; the conversion price of the Initial Note, including the Floor Price, is subject to adjustment upon any such reverse stock split, and the market price of our Common Stock following any such reverse stock split may decline, in either case increasing the number of shares issuable.

The following table sets forth, at a range of assumed purchase prices per Advance Share, the number of Advance Shares we would be able to sell under the Equity Purchase Facility Agreement subject to the applicable 4.99% or 9.99% beneficial ownership limitation, and the percentage of our outstanding Common Stock that those Advance Shares would represent. We are under no obligation to sell any Advance Shares.

Assumed Purchase Price per Advance Share(1)	Number Shares to be Issued After Giving Effect to the 4.99% Beneficial Ownership Limitation	Percentage of Outstanding Common Stock After Giving Effect to the Issuance, Subject to the 4.99% Beneficial Ownership Limitation(2)
$20.00 (assumed issuance price used for registration)	76,408	4.99%
$13.18 (last reported sale price on August 21, 2026)	76,408	4.99%
$9.89 (25% below $13.18)	76,408	4.99%
$6.59 (50% below $13.18)	76,408	4.99%
$3.30 (75% below $13.18)	76,408	4.99%
$2.85	76,408	4.99%

(1) The purchase price per Advance Share is determined by reference to the market price of our Common Stock during the applicable pricing period and is at a discount to that market price. The assumed purchase prices shown above do not give effect to that discount; the actual number of Advance Shares issuable to obtain a given amount of gross proceeds would be greater than shown.

(2) The denominator is based on 1,454,828 shares of Common Stock outstanding as of August 21, 2026, adjusted to include the issuance of the number of shares of Common Stock set forth in the second column which we would have issued to the EPFA Investor based on the applicable assumed price per share, without giving effect to Exchange Cap.

(3) Based on 1,454,828 shares of Common Stock outstanding as of August 21, 2026.

(4) The denominator is based on 1,454,828 shares of Common Stock outstanding as of August 21, 2026, adjusted to include the issuance of the number of shares of Common Stock set forth in the fourth column which we would have issued to the EPFA Investor based on the applicable assumed price per share, without giving effect to Exchange Cap.

It is not possible to predict the actual number of shares of Common Stock, if any, we will sell to the EPFA Investor under the Equity Purchase Facility Agreement, or the actual gross proceeds resulting from those sales, which may be substantially less than $50.0 million.

Sales of Common Stock, if any, to the EPFA Investor under the Equity Purchase Facility Agreement will depend upon market conditions and other factors, and are at our sole discretion. We may ultimately decide to sell to the EPFA Investor all, some or none of the Advance Shares that may be available for us to sell. The purchase price per share of the Advance Shares will fluctuate based on the market price of our Common Stock. Accordingly, it is not possible to predict the number of shares of Common Stock that we will sell to the EPFA Investor, the purchase price per share, or the aggregate gross proceeds we will receive from any such sales.

The EPFA Investor may pay less than the then-prevailing market price of our Common Stock for Advance Shares, and investors who purchase shares from the EPFA Investor may pay more than they paid.

The Advance Shares to be issued to the EPFA Investor under the Equity Purchase Facility Agreement will be issued at a discount to the market price of our Common Stock. As a result, the EPFA Investor may realize a profit on the resale of the Advance Shares that may be substantial, and investors who purchase shares of Common Stock from EPFA Investor in this offering at different times will likely pay different prices for those shares and may experience different levels of dilution and different outcomes in their investment results.

The Notes contain provisions that could result in the issuance of a substantial number of shares of Common Stock at conversion prices below the current market price.

The Initial Note is convertible into shares of Common Stock at a fixed conversion price of $8.00 per share and, at the election of the holder, at an Alternate Conversion Price that is calculated by reference to the market price of our Common Stock, subject to the Floor Price of $2.85 per share. The conversion price of the Notes is also subject to adjustment upon certain issuances of securities below the then-applicable conversion price (a “full-ratchet” anti-dilution adjustment), to a most-favored-nation adjustment, and to adjustment upon any stock combination or reverse stock split. As a result, the number of shares of Common Stock issuable upon conversion of the Notes could increase substantially if the market price of our Common Stock declines, which would result in substantial dilution to our existing stockholders.

Our obligations under the Notes are secured by substantially all of our assets and guaranteed by our subsidiaries, and the related covenants may restrict our operations. An event of default could have a material adverse effect on us.

Our obligations under the Notes are secured by a lien on substantially all of our assets and the assets of our subsidiaries pursuant to a certain Security and Pledge Agreement, dated as of July 16, 2026 (the “Security and Pledge Agreement”), and are guaranteed by our subsidiaries pursuant to a certain Guaranty, dated as of July 16, 2026 (the “Guaranty”). In addition, we have agreed, pursuant to the Notes, to maintain Available Cash (as defined in the Notes) and cash equivalents of at least $750,000 as of the last calendar day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2026 (the “Available Cash Test”). Our cash balances have recently been substantially below this level, and there can be no assurance that we will be able to satisfy the Available Cash Test on any measurement date. If we fail to comply with these covenants or otherwise experience an event of default, the holders of the Notes could accelerate our obligations and require redemption at a premium of up to 130% and foreclose on our assets, any of which could have a material adverse effect on our business, financial condition and results of operations.

We will require stockholder approval to issue shares in excess of the Exchange Cap and to increase our authorized shares, and we may be unable to obtain such approval.

Under applicable Nasdaq rules, we may not issue shares of Common Stock upon conversion of the Notes or as Advance Shares under the Equity Purchase Facility Agreement in excess of 19.99% of the shares of Common Stock outstanding as of the date of the applicable agreement (the “Exchange Cap”) unless we obtain stockholder approval for such issuances under both the Note Purchase Agreement and the Equity Purchase Facility Agreement. In addition, we do not currently have a sufficient number of authorized but unissued shares of Common Stock to permit the issuance of all of the shares of Common Stock issuable in these transactions, and we are required to seek stockholder approval to increase our authorized shares and to effect one or more reverse stock splits. If we are unable to obtain the required stockholder approvals, our ability to access the financing contemplated by these transactions would be limited, which could have a material adverse effect on our liquidity.

Although Nasdaq has determined that we comply with the minimum stockholders’ equity requirement for continued listing, we must evidence compliance with that requirement upon the filing of our periodic report for the period ended September 30, 2026, and there can be no assurance that we will do so.

On May 5, 2026, we received a letter from Nasdaq notifying us that we no longer satisfied the minimum stockholders’ equity requirement of $2,500,000 for continued listing on The Nasdaq Capital Market, and on August 3, 2026 we received a letter from the staff of Nasdaq determining that we comply with that requirement based upon the pro forma stockholders’ equity reported in our Current Report on Form 8-K dated July 17, 2026. Our reported shareholders’ equity as of June 30, 2026 was a deficit of $5.9 million, and the staff’s determination was based on pro forma amounts giving effect to transactions completed after that date rather than on our reported shareholders’ equity. The staff’s letter provides that if we fail to evidence compliance with Nasdaq Listing Rule 5550(b)(1) upon the filing of our periodic report for the period ended September 30, 2026, we may be subject to delisting, subject to our right to appeal to a Nasdaq Hearings Panel. Our ability to evidence compliance will depend on, among other things, the results of our operations for the quarter ending September 30, 2026, any impairment of the intangible assets acquired in the TradeOS and TradeIQ transactions, the accounting treatment of the Notes and any Advances under the Equity Purchase Facility Agreement, and our ability to convert additional indebtedness into equity. If we are unable to regain and maintain compliance with the applicable continued listing requirements, our Common Stock could be delisted from Nasdaq, which would have a material adverse effect on the liquidity and market price of our Common Stock and on our ability to raise capital, and would result in the failure of an equity condition under the Note Purchase Agreement and the Equity Purchase Facility Agreement.

We are registering only a portion of the shares of Common Stock issuable pursuant to the terms of the Notes and the Equity Purchase Facility Agreement, and our failure to register additional shares could result in registration delay payments and restrict our access to capital.

This prospectus covers only 1,754,386 Conversion Shares (representing the shares issuable under the Initial Note and the Second Note based on the Floor Price) and 2,500,000 Advance Shares (representing $50.0 million of Advances at an assumed issuance price of $20.00 per share). Under the registration rights agreements relating to the Notes and the Equity Purchase Facility Agreement, we are required to file one or more additional registration statements covering additional shares of Common Stock. In addition, the second closing and each additional closing under the Note Purchase Agreement are conditioned upon, among other things, the effectiveness of a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Notes issued at the immediately prior closing. If we are unable to file or cause to be declared effective those additional registration statements on a timely basis, we may be required to make registration delay payments, we may be unable to complete subsequent closings under the Note Purchase Agreement or to obtain Advances under the Equity Purchase Facility Agreement, and our liquidity would be materially adversely affected

Special Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies regarding the future, and can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions, including those described under “Risk Factors.” Actual results may differ materially from those expressed or implied by these forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

Use of Proceeds

This prospectus relates to the resale of shares of Common Stock by the selling stockholders. We will not receive any proceeds from the resale of shares of Common Stock by the selling stockholders.

We may receive up to $50,000,000 in aggregate gross proceeds from sales of Advance Shares that we may elect to make to the EPFA Investor, from time to time in our sole discretion, under the Equity Purchase Facility Agreement. We received gross proceeds of $3,600,000 from the sale of the Initial Note on July 16, 2026, and we will not receive any additional proceeds with respect to the Initial Note or any proceeds from the resale of the Conversion Shares. We may receive additional proceeds from the sale of the Second Note at a second closing under the Note Purchase Agreement, however, no such additional Notes have been issued as the conditions to those closings have not been satisfied. The actual proceeds we receive under the Equity Purchase Facility Agreement, if any, will depend on the number of Advance Shares we elect to sell to the EPFA Investor and the market price of the Common Stock at the time of any such sale. We intend to use net proceeds from any such sales for working capital and general corporate purposes. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered by this prospectus. The selling stockholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services, or any other expenses that they incur in disposing of the shares of Common Stock registered for resale pursuant to this prospectus.

Market Information and Dividend Policy

Market Information. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SDOT.” On August 21, 2026, the last reported sale price of our Common Stock on The Nasdaq Capital Market was $13.18 per share.

Holders of Record. As of August 21, 2026, there were approximately 98 holders of record of our Common Stock. This number does not include beneficial owners whose shares are held in the names of brokers, dealers, banks and other nominees in “street name.” The transfer agent and registrar for our Common Stock is Computershare.

Dividend Policy. We have never declared or paid any cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, for so long as any shares of our Series C Non-Voting Non-Convertible Preferred Stock remain outstanding with accrued and unpaid dividends, we are generally restricted from declaring or paying dividends on our Common Stock, subject to specified exceptions, and the Notes and the Equity Purchase Facility Agreement contain additional restrictions on the payment of dividends. Any future determination to declare and pay dividends, if any, will be made at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Financings

Senior Secured Convertible Note Financing

On July 16, 2026, the Company entered into the Note Purchase Agreement, pursuant to which the Company agreed to issue and sell to the Note Investor Notes in the aggregate original principal amount of up to $100,000,000 at a purchase price of $900 per $1,000 of principal amount.

The Purchase Agreement provides for the issuance of the Notes in one or more closings, consisting of (i) an initial closing of the Initial Note, subject to the satisfaction or waiver of certain conditions, (ii) a second closing and the issuance of the Second Note in the aggregate original principal amount of up to $1,000,000, subject to the Company obtaining Stockholder Approval, the effectiveness of a registration statement covering the resale of all of the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Initial Note, and the satisfaction or waiver of certain other conditions and (iii) one or more additional closings of Notes in the aggregate original principal amount of up to $2,000,000 for any individual additional closing and up to $95,000,000 in the aggregate for all such additional closings, at the option of the Company subject to the satisfaction or waiver of certain conditions, including, but not limited to, a minimum of 30 trading days passing since the later of the immediately prior closing pursuant to the Note Purchase Agreement and the effective date of a registration statement registering for resale the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Notes issued in the immediately prior closing, minimum trading liquidity requirements, the effectiveness of the registration statement related to the resale of the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of such Notes, limits on outstanding principal from prior tranches, the Company’s compliance with the applicable continued listing requirements of Nasdaq, and other customary equity conditions. The Note Investor may waive any such conditions and may elect to initiate a closing at its discretion. As of the date of this prospectus, no additional closings have occurred and no additional Notes have been issued at any additional closing, as the conditions to those closings have not been satisfied.

On July 16, 2026, the initial closing pursuant to the Note Purchase Agreement occurred and the Company issued and sold to the Note Investor the Initial Note. The Initial Note bears, and any additional Notes will bear, interest at a rate of 8.25% per annum, payable in shares of Common Stock subject to satisfaction of specified equity conditions or, at the Company’s election, in cash. Upon the occurrence and during the continuance of an Event of Default (as defined in the Notes), the interest rate will increase by 9.0% per annum. The amounts outstanding under the Notes are convertible at any time, at the Note Investor’s option, into shares of Common Stock at a conversion price equal to 125% of the Nasdaq official closing price on the trading day immediately prior to issuance, subject to adjustment therein. In addition, at the election of the holder, the amounts outstanding under the Notes may be converted into shares of Common Stock at the Alternate Conversion Price (as defined in the Notes), subject to the Floor Price (as defined in the Notes).

The Initial Note has an original principal amount of $4,000,000, a fixed conversion price that was initially $17.81 per share upon issuance and, as a result of the anti-dilution adjustment resulting from the settlement of the February Debentures, is $8.00 per share as of the date of this prospectus, a Floor Price of $2.85 per share and matures on July 16, 2028.

The conversion price of the Notes is subject to adjustment in the event the Company issues securities at a price below the then-applicable conversion price, to a most-favored-nation adjustment in the event the Company issues securities with a variable price feature, and to adjustment upon any stock combination or reverse stock split. The Company may redeem the Notes at 120% of the amount redeemed during the first twelve months following issuance and at 110% thereafter. Upon an Event of Default, the holders may require redemption at 130%, and upon a Change of Control (as defined in the Notes), at 120%. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The Note Investor also may not convert any Notes into a number of shares of Common Stock in excess of the Exchange Cap until the Company obtains stockholder approval for such issuances (the “Note Nasdaq Stockholder Approval”) in accordance with the applicable rules of The Nasdaq Stock Market LLC (“Nasdaq”).

The Note Purchase Agreement contains customary representations, warranties and covenants, including restrictions on the Company’s ability to incur Indebtedness (as defined in the Notes), grant liens and effect Variable Rate Transactions (as defined in the Notes). In addition, the Notes require that, commencing on July 17, 2026 and at any time thereafter that any Notes remain outstanding, the Company’s Available Cash and cash equivalents is sufficient to satisfy the Available Cash Test. Pursuant to the Note Purchase Agreement, the Company granted the Note Investor a right to participate in any Subsequent Placement (as defined in the Notes) for a period of 18 months from the date of the Note Purchase Agreement, and is required to obtain stockholder approval to effect one or more reverse stock splits within a ratio of 5-for-1 and 250-for-1, increase the authorized number of shares of Common Stock and the Note Nasdaq Stockholder Approval within 50 days of the date of the initial closing.

The Company’s obligations under the Notes are secured by a lien on substantially all of the assets of the Company and its subsidiaries pursuant to the Security and Pledge Agreement and are guaranteed by each of the Company’s subsidiaries pursuant to the Guaranty. In connection with the Note Purchase Agreement, the Company also entered into a registration rights agreement with the Note Investor (the “Note RRA”), pursuant to which the Company agreed to register for resale the shares of Common Stock issuable upon the conversion or otherwise pursuant to the terms of the Notes within certain timeframes specified therein. Pursuant to the Note RRA and because we are only registering the Conversion Shares issuable pursuant to the terms of the Initial Note and Second Note on this registration statement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock issuable pursuant to the terms of the Notes.

Equity Purchase Facility (Equity Line)

On July 16, 2026, the Company also entered into the Equity Purchase Facility Agreement , pursuant to which the Company has the right, but not the obligation, to issue and sell to the EPFA Investor (an “Advance”), from time to time and in the Company’s sole discretion by delivery of an advance notice, and the Investor is obligated to purchase, up to an aggregate of $100.0 million Advance Shares for the duration of the Equity Purchase Facility Agreement. The Company is under no obligation to sell any Advance Shares under the Equity Purchase Facility Agreement.

The purchase price per Advance Share issued pursuant to any Advance will be determined pursuant to the terms of the Equity Purchase Facility Agreement. The Company may, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There is no mandatory minimum amount for each Advance and are no non-usage fees for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount.

The Company may not direct the EPFA Investor to purchase any Advance Shares under the Equity Purchase Facility Agreement if such purchase, when aggregated with all other shares of Common Stock owned by the EPFA Investor and its affiliates beneficially, would result in the EPFA Investor and its affiliates beneficially owning (on an aggregated basis) more than the Beneficial Ownership Limitation; provided that, the EPFA Investor may increase or decrease the Beneficial Ownership Limitation, upon notice to the Company, which notice with respect to an increase will not be effective until the 61st day following the date such notice is delivered, not to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock held by the EPFA Investor.

The Company also may not sell the EPFA Investor a number of Advance Shares in excess of the Exchange Cap until the Company obtains stockholder approval for such issuances in accordance with the applicable rules of Nasdaq (the “EPFA Nasdaq Stockholder Approval”).

Pursuant to the Equity Purchase Facility Agreement, the Company granted the EPFA Investor a right of first refusal with respect to Subsequent Placements (as defined in the Equity Purchase Facility Agreement) during a specified restricted period. Pursuant to the Equity Purchase Facility Agreement the Company also agreed to, among other things, refrain from entering into or effecting any Variable Rate Transactions (as defined in the Equity Purchase Facility Agreement) and is required to obtain stockholder approval to increase the authorized number of shares of Common Stock and the EPFA Nasdaq Stockholder Approval within 60 days of the date of the Equity Purchase Facility Agreement.

In connection with the Equity Purchase Facility Agreement, the Company entered into the EPFA RRA, pursuant to which the Company agreed to file a registration statement covering the resale of the Advance Shares and to use its best efforts to have such registration statement declared effective within certain timeframes specified therein. Pursuant to the EPFA RRA and because we are only registering $50 million of Advance Shares on this registration statement, we will be required to file one or more additional registration statements for the resale of additional shares of Common Stock pursuant to the Equity Purchase Facility Agreement.

The foregoing summaries of the Equity Purchase Facility Agreement, the Note Purchase Agreement, the Notes and the related agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part or are incorporated by reference.

Selling Stockholders

The shares of Common Stock being offered by the selling stockholders are those issuable to, or issued to, the selling stockholders pursuant to the Equity Purchase Facility Agreement and pursuant to conversion or otherwise pursuant to the terms of the Notes. For additional information regarding the issuance of those securities, see “Financings” above. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the securities issued or issuable under the Equity Purchase Facility Agreement and conversion or otherwise pursuant to the terms of the Notes, and except as otherwise described below or in the documents incorporated by reference, the selling stockholders have not had any material relationship with us within the past three years.

The following table sets forth, based on information provided to us by the selling stockholders or known to us, the name of each selling stockholder, the number of shares of Common Stock beneficially owned by each selling stockholder before this offering, the number of shares of Common Stock that may be offered by each selling stockholder pursuant to this prospectus, and the number of shares of Common Stock beneficially owned by each selling stockholder after this offering, assuming all of the shares registered for resale hereby are sold. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered” represents all of the shares of Common Stock that a selling stockholder may offer and sell from time to time under this prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of beneficial ownership is based on 1,454,828 shares of Common Stock outstanding as of August 21, 2026. Because the purchase price of the Advance Shares and the conversion price of the Notes are determined, in whole or in part, by reference to the market price of our Common Stock, the number of shares that may actually be issued may be more or less than the number of shares being registered. The selling stockholders may sell all, some or none of the shares of Common Stock offered by this prospectus. See “Plan of Distribution.”

In accordance with the terms of the Note RRA, this prospectus generally covers the resale of up to 1,754,386 Conversion Shares issuable upon conversion of, or otherwise pursuant to the terms of, the Initial Note and the Second Note, based on the Floor Price of the Initial Note of $2.85 per share. This prospectus does not cover any shares of Common Stock issuable pursuant to the terms of any additional Notes that may be issued at subsequent closings under the Note Purchase Agreement. In accordance with the terms of the EPFA RRA, this prospectus generally covers the resale of the Advance Shares issuable pursuant to the Equity Purchase Facility Agreement in the amount of up to $50.0 million based on an assumed issuance price per share of $20. This prospectus also covers any additional shares of Common Stock that may become issuable by reason of stock splits, stock dividends, or other anti-dilution events described in the Notes and in the Equity Purchase Facility Agreement.

Under the terms of the Notes, a selling stockholder may not convert the Notes to the extent (but only to the extent) the upon such conversion such selling stockholder or any of its affiliates would beneficially own a number of shares of Common Stock which would exceed 4.99% of our outstanding shares of Common Stock. Similarly, under the terms of the Equity Purchase Facility Agreement, we may not issue or sell, and the selling stockholder may not purchase, Advance Shares to the extent that, after giving effect of such issuance of Advance Shares, the selling stockholder together with its affiliates would beneficially own more than 4.99% of our outstanding shares of Common Stock. The number of shares shown in the table below as beneficially owned before this offering reflects these limitations.

Name of Selling Stockholder	Shares Beneficially Owned Before Offering	% Owned Before Offering	Maximum Number of Shares to be Offered	Shares Beneficially Owned After Offering	% Owned After Offering
ATW Sapphire LLC (1)	76,408 (2)	4.99%	1,754,386	--	--
SZOP Opportunities I LLC (3)	76,408 (4)	4.99%	2,500,000	--	--

(1) ATW Sapphire LLC (“ATW Sapphire”) is managed by ATW Partners Opportunities Management LLC (the “Adviser”). Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”). ATW Sapphire, the Adviser and the Managing Members may be deemed to have shared voting and dispositive power with respect to the securities beneficially owned by ATW Sapphire and each of ATW Sapphire, the Adviser and the Managing Members disclaim beneficial ownership of the Company’s securities reported herein. The business address of each of the foregoing entities and individuals is c/o ATW Partners Opportunities Management LLC, ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.

(2) Represents shares of Common Stock issuable to ATW Sapphire upon conversion or otherwise pursuant to the terms of the Initial Note, subject to the beneficial ownership limitation in the Initial Note.

(3) SZOP Opportunities I LLC (“SZOP”) is wholly-owned by SZOP Opportunities Management LLC (“SZOP Management”). Voting and investment decisions with respect to these securities are made by a majority of the members of SZOP Management, comprised of three persons: Kerry Propper, Isaac Barber, and Jack Liu. None of those persons individually has voting or dispositive power over the shares and none of those persons therefore are deemed to have beneficial ownership over those securities under the so-called “rule of three” pursuant to SEC guidance. The address of SZOP Opportunities I, LLC is ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, NY 10119.

(4) Represents 76,409 shares of Common Stock that SZOP will be deemed to beneficially own upon the effectiveness of the registration statement of which this prospectus forms a part equal to 4.99% of the 1,454,828 shares of Common Stock outstanding as of August 21, 2026.

Plan of Distribution

Each selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of Common Stock covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

●	on any national securities exchange or quotation service on which the shares of Common Stock may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus.

In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The EPFA Investor may be considered an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale of the Advance Shares registered for resale hereunder. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in a distribution of the shares of Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act, and (ii) the date on which all of the shares registered hereby have been sold or otherwise disposed of by the selling stockholders.

Once sold under the registration statement of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Description of Capital Stock

The following summary description of our capital stock is based upon our Articles of Incorporation, as amended (our “Articles of Incorporation”), our Bylaws, as amended (our “Bylaws”), and applicable provisions of the Nevada Revised Statutes. This summary is not complete and is qualified in its entirety by reference to our Articles of Incorporation and Bylaws and the applicable provisions of Nevada law. For information on how to obtain copies of our Articles of Incorporation and Bylaws, see “Where You Can Find More Information.”

Authorized Capital Stock. Our authorized capital stock consists of 12,500,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which shares have been designated as Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Non-Voting Non-Convertible Preferred Stock. Effective May 27, 2026, we effected a one-for-twenty (1-for-20) reverse stock split of our Common Stock. Prior to that reverse split, on September 15, 2025, we effected a one-for-ten (1-for-10) reverse stock split pursuant to a Certificate of Change filed under NRS 78.209 that reduced authorized common stock from 20,000,000 to 2,000,000 shares. All share and per-share amounts in this prospectus give effect to that reverse stock split unless otherwise indicated. We are seeking stockholder approval to increase the number of authorized shares of Common Stock and to effect one or more additional reverse stock splits in connection with the transactions described in this prospectus. As of the date of this prospectus, the number of authorized but unissued shares of Common Stock is not sufficient to permit the issuance of all of the shares of Common Stock issuable upon conversion of the Notes and issuable as Advance Shares under the Equity Purchase Facility Agreement.

Common Stock. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the rights of holders of any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors. Upon our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. The outstanding shares of Common Stock are, and the shares offered by this prospectus will be, fully paid and non-assessable.

Preferred Stock. Our board of directors is authorized, without further stockholder approval, to issue preferred stock in one or more series and to fix the designations, powers, preferences and rights of each series. We have designated (i) Series A Preferred Stock, of which 10,000 shares were issued in February 2026 for gross proceeds of approximately $145,244, which is non-convertible and redeemable at our option; (ii) Series B Non-Voting Non-Convertible Preferred Stock, of which 1,000 shares were issued as part of the consideration for the Purchased Assets, with a stated value of $6,595 per share, which shares were assigned to Anira Consulting FZC pursuant to Amendment No. 2 to the Anira SPA; and (iii) Series C Non-Voting Non-Convertible Preferred Stock, which has a stated value of $1,000 per share, ranks senior to the Common Stock, accrues a cumulative cash dividend of 6% per annum (increasing to 9% upon certain defaults), and is perpetual, non-voting, non-convertible and redeemable at our option. In July 2026, we issued 3,950 shares of Series C Preferred Stock in connection with the TradeIQ acquisition, and additional shares of Series C Preferred Stock are issuable in connection with the real estate option described above. For so long as shares of Series C Preferred Stock remain outstanding with accrued and unpaid dividends, we are generally restricted from declaring or paying dividends on, or redeeming or repurchasing, our Common Stock, subject to specified exceptions. For a description of the terms of our outstanding series of preferred stock, see the documents incorporated by reference into this prospectus.

Transfer Agent. The transfer agent and registrar for our Common Stock is Computershare.

Listing. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SDOT.”

Legal Matters

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Fleming PLLC, New York, New York.

Experts

The consolidated balance sheets of Sadot Group, Inc. as of December 31, 2025 and 2024, and the related consolidated statements of operations and other comprehensive (loss)/income, changes in stockholders’ equity, and cash flows for each of the years then ended, appearing in our most recent Annual Report on Form 10-K are incorporated by reference into this prospectus, which have been audited by Kreit & Chiu CPA LLP, an independent registered public accounting firm (“KC”), which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. Such consolidated financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website at www.sadotgroupinc.com, at which we make available, free of charge, our SEC filings as soon as reasonably practicable after they are filed with the SEC. The information contained on, or accessible through, our website is not incorporated by reference into, and does not constitute a part of, this prospectus. This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. You should review the information and exhibits in the registration statement for further information about us and the securities offered by this prospectus.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, information deemed furnished and not filed in accordance with SEC rules, including under Items 2.02 or 7.01 of any Current Report on Form 8-K and any exhibits related thereto) after the date of the initial registration statement and prior to the effectiveness of the registration statement, and after the date of this prospectus and prior to the termination or completion of this offering:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 29, 2026;

●	our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 15, 2026, and for the quarterly period ended June 30, 2026, filed with the SEC on August 14, 2026;

●	our Current Reports on Form 8-K filed with the SEC on January 7, 2026, January 12, 2026, February 10, 2026, February 12, 2026, March 6, 2026, March 13, 2026, April 15, 2026, April 16, 2026, April 30, 2026, May 6, 2026, May 22, 2026, June 3, 2026, June 10, 2026, June 12, 2026, June 30, 2026, July 6, 2026, July 8, 2026, July 16, 2026, July 17, 2026, July 24, 2026, July 30, 2026, August 4, 2026, August 14, 2026, August 18, 2026, August 20, 2026 and August 21, 2026 (in each case, other than any portions thereof deemed furnished and not filed); and

●	the description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus (other than exhibits to those documents unless such exhibits are specifically incorporated by reference into those documents). You may request a copy of these filings, at no cost, by writing or telephoning us at: Sadot Group Inc., 295 E. Renfro Street, Suite 300, Burleson, Texas 76028, Attention: Chief Executive Officer, (832) 604-9568.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee.

Expense	Amount
SEC registration fee	$16,959.65
Legal fees and expenses	$30,000
Accounting fees and expenses	$10,000
Transfer agent fees and expenses	$1,000
Miscellaneous	$5,000
Total	$62,959.65

Item 14. Indemnification of Directors and Officers.

We are a Nevada corporation. Sections 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes (the “NRS”) provide us with the power to indemnify our directors and officers under certain circumstances. Section 78.7502 of the NRS permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Section 78.138 of the NRS provides for limitations on the personal liability of directors and officers for damages as a result of an act or failure to act in their capacity as a director or officer, subject to certain statutory exceptions. Our Articles of Incorporation and Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by the NRS. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold or issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the exemption from registration claimed. None of these transactions involved any underwriters or any public offering, and we believe that each of these transactions was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering, or Section 3(a)(9) of the Securities Act, as applicable. The recipients of the securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

The recent unregistered issuances include, among others: (i) the Initial Note and the shares issuable thereunder issued to the Note Investor pursuant to the Note Purchase Agreement and the Advance Shares issuable to the EPFA Investor under the Equity Purchase Facility Agreement; (ii) 135,000 shares of Common Stock and 1,000 shares of Series B Non-Voting Non-Convertible Preferred Stock issued on June 2, 2026 as part of the consideration for the Purchased Assets; (iii) 132,803 shares of Common Stock issued on June 6, 2026 in satisfaction of the option fee under the option agreement relating to the California real estate portfolio; (iv) 90,000 shares of Common Stock issued on July 7, 2026 in settlement of indebtedness owed to Cedar Advance LLC and to Agile Capital Funding, LLC and Agile Lending LLC; (v) 200,000 shares of Common Stock and 3,950 shares of Series C Non-Voting Non-Convertible Preferred Stock issued in connection with the acquisition of the TradeIQ intellectual property assets on July 14, 2026; (vi) 26,581 shares of Common Stock issued to Rocket Capital NY LLC in July 2026 in settlement of indebtedness; (vii) 26,199 shares of Common Stock issued to Jennifer Black in July 2026 in settlement of indebtedness; and (viii) an aggregate of 134,813 shares of Common Stock issued in August 2026 in settlement and extinguishment of the February Debentures (32,909 shares on August 17, 2026, 33,968 shares on August 19, 2026 and 67,936 shares on August 21, 2026), which shares were issued in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act, in each case as described in this registration statement and the documents incorporated by reference. A more detailed description of these issuances is incorporated by reference from our Current Reports on Form 8-K and our periodic reports filed with the SEC.

In addition, the Company has issued to the following over the past three years:

On January 4, 2024, the Company authorized the issuance of 1,056 shares of common stock to the members of the board of directors as compensation earned during the fourth quarter of 2023.

On January 8, 2024, the Company authorized the issuance of 2,769 shares of common stock in connection with the conversion of notes payable.

On January 11, 2024, the Company authorized the issuance of 2,789 shares of common stock in connection with the conversion of notes payable.

On January 22, 2024, the Company authorized the issuance of 3,058 shares of common stock in connection with the conversion of notes payable.

On January 29, 2024, the Company authorized the issuance of 3,044 shares of common stock in connection with the conversion of notes payable.

On February 16, 2024, the Company authorized the issuance of 30 shares of common stock to a consultant for services rendered.

On February 16, 2024, the Company authorized the issuance of 3,057 shares of common stock in connection with the conversion of notes payable.

On March 15, 2024, the Company authorized the issuance of 6,089 shares of common stock in connection with the conversion of notes payable.

On March 20, 2024, the Company authorized the issuance of 7,608 shares of common stock in connection with the conversion of notes payable.

On March 28, 2024, the Company authorized the issuance of 795 shares of common stock to a consultant for services rendered.

On March 31, 2024, the Company vested 5,009 shares of common stock to Aggia as consulting fees earned during the fourth quarter of 2023.

On June 30, 2024, the Company vested 13,990 shares of common stock to Aggia as consulting fees earned during the first quarter of 2024.

On August 14, 2024, the Company authorized the issuance of 5,498 shares of common stock in connection with the conversion of notes payable.

On August 19, 2024, the Company authorized the issuance of 10,425 shares of common stock in connection with the conversion of notes payable.

On August 26, 2024 the Company authorized the issuance of 4,750 shares of common stock to a consultant for services rendered.

On September 27, 2024, the Company authorized the issuance of 6,255 shares of common stock in connection with the conversion of notes payable.

On September 30, 2024, the Company vested 12,115 shares of common stock to Aggia as consulting fees earned during the second quarter of 2024.

On December 3, 2024, the Company entered into a Purchase Agreement (the “Purchase Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”) with institutional investors (“Purchasers”) and issued an aggregate of $3.75 million aggregate principal amount of convertible senior notes due in 2025 (the “Notes”) for aggregate gross proceeds of approximately $3.0 million, before deducting fees to the placement agent and other expenses payable by the Company (the “Offering”). RBW Capital Partners LLC, offering all securities through Dominari Securities LLC, served as the exclusive placement agent for the Offering. The Offering closed on December 4, 2024. Pursuant to the Purchase Agreement, the Notes were issued with an original issue discount of 20%. The Notes matured on December 4, 2025, unless earlier converted upon the satisfaction of certain conditions. The conversion price of the Notes is $41.0 per share of common stock. The Notes include a “Most Favored Nation” clause which grants to the Purchasers the right to claim better conversion terms should the Company provide such to any as long as the Notes are outstanding. The Purchasers will be prohibited from effecting a conversion of the Notes to the extent that, as a result of such conversion, a Purchaser would beneficially own more than 9.99% of the shares of common stock outstanding immediately after giving effect to such conversion. The Company agreed to register the shares of common stock underlying the Notes for resale under a Registration Statement on Form S-3, pursuant the Securities Act of 1933. The Notes contain a covenant prohibiting the Company to incur, guarantee or assume any indebtedness, other than certain permitted indebtedness, create or allow or suffer any mortgage, lien, security interest or other encumbrance on its property or assets , other than permitted liens, redeem, defease, repurchase, repay or make any payments in respect of any indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event of default under the Notes has occurred and is continuing, declare or pay any cash dividend or distribution on any stock or other equity interest of the Company, or make, any change in the nature of its business or modify its corporate structure or purpose. The Notes contain customary events of default and customary penalties for the Company’s failure to issue conversion shares on a timely basis. The Registration Rights Agreement contains customary penalties for our failure to file the registration statement or cause it to become effective on a timely basis and for certain other events.

On December 31, 2024, the Company vested 16,041 shares of common stock to Aggia as consulting fees earned during the fourth quarter of 2024.

On March 25, 2025, the Company authorized the issuance of 3,407 shares of common stock to consultants for services rendered.

On March 31, 2025, the Company vested 7,934 shares of common stock to Aggia as consulting fees earned during the first quarter of 2025.

On April 25, 2025, the Company exchanged a note payable of $25.0 thousand for 1,894 shares of common stock.

On April 30, 2025, the Company exchanged a note payable of $0.1 million for 4,924 shares of common stock.

On May 6, 2025, the Company exchanged a note payable of $0.1 million for 4,274 shares of common stock.

On May 12, 2025, the Company exchanged a note payable of $0.1 million for 4,856 shares of common stock.

On May 14, 2025, the Company exchanged a note payable of $0.1 million for 5,769 shares of common stock.

On May 19, 2025, the Company exchanged a note payable of $0.2 million for 15,000 shares of common stock.

On May 28, 2025, the Company exchanged a note payable of $0.1 million for 10,416 shares of common stock.

On June 2, 2025, the Company exchanged a note payable of $0.1 million for 11,111 shares of common stock.

On June 10, 2025, the Company exchanged a note payable of $0.2 million for 16,667 shares of common stock.

On June 12, 2025, the Company exchanged a note payable of $0.3 million for 30,000 shares of common stock.

On June 15, 2025, the Company exchanged a note payable of $0.2 million for 19,000 shares of common stock.

On June 30, 2025, the Company authorized the issuance of 7,770 shares of common stock to consultants for services rendered.

On July 25, 2025, the Company authorized the issuance of 250,000 shares of common stock to a placement agent for services rendered in connection with an offering.

On August 19, 2025, the Company authorized the issuance of 5,000 shares of common stock to a consultant for services rendered.

On September 23, 2025, the Company authorized the issuance of 44,370 shares of common stock in connection with the conversion of notes payable.

On September 23, 2025, the Company entered into a Purchase Agreement with Helena Global Investment Opportunities I Ltd. (“Helena”), pursuant to which the Company has the right, but not the obligation, to sell up to $10,000,000 of common stock to Helena (the “Commitment Amount”). Sales occur via Advance Notices at 97% of the lowest daily closing VWAP during the Pricing Period (subject to 90% adjustment for intra-day volatility >7%). The Company issued 13,849 Commitment Fee Shares (plus potential Make-Whole Shares) and agreed to pay a 1.25% placement agent fee. If the Company fails to submit Advance Notices aggregating at least $2,000,000 within six months following registration effectiveness, it must pay $100,000 in liquidated damages for every subsequent 30-day period until met. Registration failure triggers additional 2.0% of the Commitment Amount monthly liquidated damages. Sales are subject to 4.99% Ownership Limitation, Registration Limitation, and 19.99% Exchange Cap (unless shareholder approval obtained). The agreement terminates upon full draw, expiration, or Nasdaq delisting.

On September 24, 2025, the Company authorized the issuance of 13,849 shares of common stock in connection with the conversion of notes payable.

On September 30, 2025, the Company authorized the issuance of 37,063 warrants in connection with the conversion of notes payable.

On September 30, 2025, the Company authorized the issuance of 9,940 shares of common stock to consultants for services rendered.

On October 15, 2025, the Company exchanged a note payable of $0.5 million for 100,000 shares of common stock.

On October 15, 2025, the Company entered into Securities Purchase Agreements with certain accredited investors pursuant to which the Company agreed to sell an aggregate of 103,577 shares of the Company’s Common Stock at a purchase price of $5.20 per share, for aggregate gross proceeds to the Company of approximately $538,600, before deducting placement agent fees and other offering expenses payable by the Company (the “October 2025 Offering”). The October 2025 Offering was conducted pursuant to the Company’s effective shelf registration statement on Form S-3 (File No. 333-281842), which was declared effective by the Securities and Exchange Commission on September 19, 2024, and a prospectus supplement dated October 16, 2025.

On November 20, 2025, the Company entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with Aggia LLC FZ (“Aggia”). Pursuant to the Settlement Agreement, the Company and Aggia agreed to terminate the Services Agreement dated as of November 14, 2022, as amended (collectively, the “Agreement Documents”), and to fully settle, compromise, and discharge all claims, debts, obligations, and liabilities arising out of or related to the Agreement Documents. In full and complete satisfaction of the debt and termination of the Agreement Documents, the Company agreed to issue to Aggia, or to Aggia’s designees, an aggregate of 1,050,000 shares of the Company’s common stock, par value $0.0001 per share (the “Settlement Shares”) and make a payment of $75,000. The Company issued 257,000 Settlement Shares (the “Initial Shares”) following the execution of the Settlement Agreement. The issuance of the remaining 793,000 Settlement Shares (the “Subsequent Shares”) is subject to obtaining requisite shareholder approval. If shareholder approval is not obtained by March 31, 2026, the obligation to issue the Subsequent Shares will be suspended until such approval is obtained, and the Company will continue to seek approval at subsequent meetings. The Company committed it will not issue any Subsequent Shares under the Settlement Agreement unless and until the requisite shareholder approval under Nasdaq Rule 5635(d) has been obtained. Apart from the initial issuance of Initial Shares (which is below the 19.99% threshold), no further Settlement Shares will be issued without such shareholder approval. Shareholder approval to issue tehe remaining 793,000 shares was obtained during the Company’s shareholder meeting on April 13, 2026. The Company plans to issue these in the near future. The Settlement Shares will be allocated pro-rata among Aggia’s designated assignees as set forth in the Settlement Agreement. The Settlement Agreement also terminates any related ancillary documents, including promissory notes issued thereunder (which will be deemed cancelled and satisfied in full upon issuance of the Settlement Shares), and eliminates any ongoing obligations under the Agreement Documents, such as services, compensation, board nomination rights, managing member representative roles, non-compete, confidentiality, or other covenants. The Settlement Agreement includes mutual releases of all claims related to the Agreement Documents and prior transactions between the parties, as well as customary representations and warranties, confidentiality provisions, governing law (State of Texas), dispute resolution (exclusive jurisdiction in federal or state courts in Dallas County, Texas, with jury trial waiver), and other miscellaneous terms.

On February 6, 2026, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to purchase, 8% Unsecured Original Issue Discount Debentures (the “Debentures”) in the aggregate principal amount of up to $1,086,956.52 (with a funded amount of $1,000,000 after giving effect to an 8% original issue discount). The Debentures were issued in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. The financing closed on February 9, 2026. The Debentures mature on the earlier of (i) May 30, 2026, (ii) four months from the original issue date (May 30, 2026), or (iii) the closing of any debt or equity financing by the Company resulting in gross proceeds of at least $5,000,000. The Debentures do not bear regular interest but are issued at an 8% original issue discount. The Company has the option to prepay the Debentures at any time at the principal amount. As additional consideration, the Company issued an aggregate of 15,000 shares of the Company’s Common Stock to the Purchasers on a pro rata basis (the “Incentive Shares”). The SPA contains customary representations, warranties, covenants, and closing conditions. The Debentures contain negative covenants restricting the Company from incurring additional indebtedness (subject to permitted exceptions), creating liens, amending charter documents in a materially adverse manner, repurchasing equity or other indebtedness (with limited exceptions), paying dividends, or entering into affiliate transactions without Required Holders’ (holders of at least 50% plus $1.00 of the principal amount) consent. Events of default include non-payment, breaches of covenants, bankruptcy events, cross-defaults on material indebtedness, and other customary events. On January 29, 2026, the Company entered into an Engagement Agreement for Advisory Services (the “Engagement Agreement”) with RBW Capital Partners LLC and Dawson James Securities, Inc. (collectively, the “Financial Advisor”), pursuant to which the Financial Advisor provided advisory services in connection with the private debt transaction. The Company paid a one-time advisory fee of $10,000 at closing. The Engagement Agreement includes provisions for an exclusive placement agent engagement for four months post-closing, indemnification, and other standard terms.

On February 11, 2026, the Company entered into a Securities Purchase Agreement (the “Preferred SPA”) with Stanley Hills, LLC (the “Preferred Purchaser”), pursuant to which the Company agreed to issue and sell to the Preferred Purchaser 10,000 shares of the Company’s newly designated Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $145,244 (the “Transaction”). On March 2, 2026, the Company entered into a First Amendment to Stock Purchase Agreement (the “SPA Amendment”) with the Preferred Purchaser, amending the Preferred SPA. The SPA Amendment amends the terms of the Series A Preferred Stock by reducing (i) the Stated Value from $14.5244 per share to $5.1596 per share and (ii) the voting rights from 14.5244 votes per share (aggregate 145,244 votes across 10,000 shares) to 5.1596 votes per share (aggregate 51,596 votes across 10,000 shares). All other material terms of the Original SPA and the Series A Preferred Stock remain unchanged. The SPA Amendment was entered into to reduce the Company’s potential redemption and liquidation exposure and to align the voting power with current corporate governance and Nasdaq compliance objectives. The terms of the Series A Preferred Stock are set forth in the Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) filed with the Nevada Secretary of State on February 11, 2026 and the Certificate of Amendment to Designation (After Issuance of Class or Series) with the Nevada Secretary of State filed with the Nevada Secretary of State on March 5, 2026. The SPA contains customary representations, warranties, and covenants by the Company and the Purchaser. The Transaction was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) and/or Rule 506(b) of Regulation D.

The Comapny entered into a Written Option Agreement (the “Option Agreement”) with Anat Attia, individually and as sole member of each of property limited liability companies listed below (the “Grantor”), pursuant to which the Company was granted an exclusive, irrevocable six-month option (the “Option”) to acquire 100% of the membership interests in seven (7) California-based real estate limited liability companies (the “Portfolio LLCs”), representing an aggregate residential portfolio of 147 units with a total agreed portfolio value of $125,500,000 and aggregate equity value of $69,500,000 (the “Portfolio”). On June 10, 2026, the Company and the Grantor entered into Amendment No. 1 to the Option Agreement In connection with the Option Agreement, on June 6, 2026 (the “Issuance Date”), the Company issued 132,803 shares of its Common Stock (the “Tranche 1 Shares”) to the Grantor as Option Fee Tranche 1, constituting full and final payment of the entire Option Fee of $1,042,500. The issuance was made pursuant to Section 3.2 of the Option Agreement, as amended by the Amendment.

On July 7, 2026, the Company entered into two separate Debt Settlement and Share Issuance Agreements (the “July 2026 Settlement Agreements”) pursuant to which the Company agreed to settle, extinguish, cancel, and discharge outstanding indebtedness of the Company owed to the applicable creditor, solely in exchange for the issuance by the Company of shares of the Company’s Common Stock. No cash consideration is payable by the Company in connection with the settlement of the settled debt. In accordance with the July 2026 Settlement Agreements, the Company issued an aggregate of 90,000 Settlement Shares to the creditors,

On February 9, 2026, we issued four 8% Unsecured Original Issue Discount Debentures, each in the original principal amount of $271,739.13 and in the aggregate original principal amount of $1,086,956.52 (the “February Debentures”), pursuant to Securities Purchase Agreements, each dated as of February 6, 2026, between us and the respective purchasers thereunder (the “February SPAs”), together with an aggregate of 15,000 shares of Common Stock. Between August 17, 2026 and August 21, 2026, each of the four February Debentures was assigned by its holder to a third-party assignee (each, an “Assignee Debenture Holder”) pursuant to an Assignment and Assumption of Debenture among the assigning holder, the Assignee Debenture Holder and, solely for certain limited purposes, the Company, in each case for a cash purchase price paid by the Assignee Debenture Holder to the assigning holder equal to the outstanding principal amount of the assigned debenture. We consented to each assignment and registered the transfer of the assigned debentures, and we received no proceeds in connection with the assignments. Each assigned debenture was thereafter settled, extinguished and discharged in full pursuant to a Debt Settlement and Share Issuance Agreement between us and the applicable Assignee Debenture Holder, in exchange for the issuance of shares of Common Stock, as follows: (i) on August 17, 2026, we agreed to issue 32,909 shares of Common Stock in settlement of one February Debenture in the outstanding principal amount of $271,739.13, representing an effective price of approximately $8.26 per share; (ii) on August 19, 2026, we agreed to issue 33,968 shares of Common Stock in settlement of a second February Debenture in the outstanding principal amount of $271,739.13, representing a price of $8.00 per share; and (iii) on August 21, 2026, following the assignment of the two remaining February Debentures to a single Assignee Debenture Holder, we agreed to issue an aggregate of 67,936 shares of Common Stock, at a fixed price of $8.00 per share, in settlement of those debentures in the aggregate outstanding principal amount of $543,478.26 (33,968 shares in respect of each such debenture). In the aggregate, we issued 134,813 shares of Common Stock in settlement of $1,086,956.52 of outstanding principal, and no February Debentures remain outstanding. In each case, the shares were issued within two business days of the date of the applicable Debt Settlement and Share Issuance Agreement, no cash or other consideration was paid to us by the Assignee Debenture Holder, and we received no proceeds from the issuances.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits to this registration statement are listed in the Exhibit Index, which is incorporated herein by reference.

(b) Financial Statement Schedules. All financial statement schedules have been omitted because the required information is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto incorporated by reference into this prospectus.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of the Company, as amended to date (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 14, 2019).

3.2	Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the SEC on November 14, 2019).

3.3	Certificate of Change Pursuant to NRS 78.209 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 11, 2019)

3.4	Certificate of Amendment to Articles of Incorporation of Muscle Maker, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 16, 2020)

3.5	Certificate of Amendment to Articles of Incorporation of Muscle Maker, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 7, 2023)

3.6	Articles of Merger (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on July 26, 2023).

3.7	Certificate of Change to NRS 78.209 filed with the Nevada Secretary of State on October 9, 2024 (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on October 16, 2024).

3.8	Certificate of Change Pursuant to NRS 78.209 filed with the Nevada Secretary of State on September 9, 2025 (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K Current Report filed with the Securities and Exchange Commission on September 15, 2025)

3.9	Certificate of Designation of Series A Preferred Stock, filed with the Nevada Secretary of State on February 11, 2026 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 12, 2026)

3.10	Certificate of Amendment to Designation of Series A Preferred Stock, filed with the Nevada Secretary of State on March 5, 2026 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 6, 2026)

3.11	Certificate of Designation of the Series B Non-Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2026).

3.12	Certificate of Amendment to the Designation of the Series B Non-Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2026).

3.13	Certificate of Designation of the Series C Non-Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

4.1	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

4.2	Form of Initial Note (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

5.1*	Opinion of Fleming PLLC.

10.1	Form of Securities Purchase Agreement, dated as of July 16, 2026, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.2	Form of Registration Rights Agreement (Notes), dated as of July 16, 2026, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.3	Form of Security and Pledge Agreement, dated as of July 16, 2026 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.4	Form of Guaranty, dated as of July 16, 2026 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.5	Form of Equity Purchase Facility Agreement, dated as of July 16, 2026, by and between the Company and SZOP Opportunities I LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.6	Form of Registration Rights Agreement (Equity Purchase Facility), dated as of July 16, 2026, by and between the Company and SZOP Opportunities I LLC (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2026).

10.7	Amendment No. 2 to Share Purchase Agreement, dated as of July 29, 2026, by and among Sadot Group Inc., Shrvan Kumar Yadav and Anira Consulting FZC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2026).

10.8	Amended and Restated Promissory Note in the principal amount of $4,500,000 issued by Sadot Group Inc. to Anira Consulting FZC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2026).

10.9	Assignment and Assumption of Debenture, dated as of August 17, 2026, by and among Nata Solutions Inc., the Assignee Debenture Holder and Sadot Group Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2026).

10.10	Debt Settlement and Share Issuance Agreement, dated as of August 17, 2026, by and between Sadot Group Inc. and the Assignee Debenture Holder (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2026).

10.11	Written Approval and Consent of Holders, dated as of August 17, 2026, by the holders of the 8% Unsecured OID Debentures party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2026).

10.12	Form of Consent, Waiver and Acknowledgment, dated as of August 17, 2026, by and between Sadot Group Inc. and the holder party thereto. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2026).

10.13	Form of Consent, Waiver and Acknowledgment, dated as of August 17, 2026, by and between Sadot Group Inc. and the investor party thereto. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2026).

10.14	Assignment and Assumption of Debenture, dated as of August 19, 2026, by and among Nata Solutions Inc., the Assignee Debenture Holder and Sadot Group Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2026).

10.15	Debt Settlement and Share Issuance Agreement, dated as of August 19, 2026, by and between Sadot Group Inc. and the Assignee Debenture Holder (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2026).

10.16	Written Approval and Consent of Holders, dated as of August 19, 2026, by the holders of the 8% Unsecured OID Debentures party thereto(incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2026).

10.17	Form of Consent, Waiver and Acknowledgment, dated as of August 19, 2026, by and between Sadot Group Inc. and the holder party thereto. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2026).

10.18	Form of Consent, Waiver and Acknowledgment, dated as of August 19, 2026, by and between Sadot Group Inc. and the investor party thereto. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2026).

10.19	Assignment and Assumption of Debenture, dated as of August 21, 2026, by and among Nata Solutions Inc., the Assignee Debenture Holder and Sadot Group Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2026).

10.20	Debt Settlement and Share Issuance Agreement, dated as of August 21, 2026, by and between Sadot Group Inc. and the Assignee Debenture Holder (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2026).

10.21	Form of Consent, Waiver and Acknowledgment, dated as of August 21, 2026, by and between Sadot Group Inc. and the holder party thereto. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2026).

10.22	Form of Consent, Waiver and Acknowledgment, dated as of August 21, 2026, by and between Sadot Group Inc. and the investor party thereto. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2026).

10.23	Termination and Mutual Release Agreement, dated as of August 24, 2026, among Sadot Group Inc., CO-Finance Financial and Accounting Consulting Ltd. and Oren Attiya (including the letter of resignation attached as Exhibit A thereto) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2026).

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on April 29, 2026).

23.1*	Consent of Kreit & Chiu CPA LLP.

23.2	Consent of Fleming PLLC (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page to the Registration Statement on Form S-1 filed with the SEC on July 28, 2026).

107*	Filing Fee Table.

* Filed herewith.

** Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burleson, State of Texas, on August 25, 2026.

SADOT GROUP INC.

By: /s/ Chagay (Haggai) Ravid

Name: Chagay (Haggai) Ravid

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chagay (Haggai) Ravid Chagay (Haggai) Ravid	Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive, Financial and Accounting Officer)	August 25, 2026

*
Sean Schnapp	Chairman of the Board	August 25, 2026

*
Alexander David	Director	August 25, 2026

*
Liat Franco	Director	August 25, 2026

*
Yuriy Shirinyan	Director	August 25, 2026

* Pursuant to power of attorney.